FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 13, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







      GlaxoSmithKline Presents Innovative Neuroscience Pipeline


GlaxoSmithKline (GSK) plc today presented an overview of its neuroscience portfolio and the company's disease area strategy to investors and analysts at a meeting in New York.


                                   Highlights



* Innovative neuroscience pipeline spans 13 different disease areas including Alzheimer's disease, depression, schizophrenia, and multiple sclerosis
     (MS):

- More than 25 innovative compounds currently in development with 15 new mechanisms of action



* New "proof of concept" data presented on promising phase II compounds 773812 for schizophrenia and 742457 for Alzheimer's disease:

- Both assets to progress to large-scale phase IIb trials assessing efficacy and safety compared to leading marketed therapies



* Phase II programme for use of ofatumumab in multiple sclerosis announced, with trials involving approximately 300 patients starting in 2008:



*    Phase III treatment, 1838262, profiled:

-    Filing for restless legs syndrome (RLS) expected in third quarter of 2008

-    New phase III programme for migraine prophylaxis planned

-    New phase II studies in neuropathic pain announced



*    Four CNS products with potential to be launched or approved in 2008:

-    Trexima potential "new gold standard" for migraine;

-    Lamictal XR new once daily treatment for epilepsy;

- Lunivia, a successful treatment for insomnia in the US, expected to be launched in Europe;

- Requip XL the first non-ergot once daily dopamine agonist for the treatment of Parkinson's disease


               ****************************************



*    Overall pipeline progress continues:

- 8 approvals, 8 filings and 9 key assets starting phase III trials so far in 2007

- GSK confirms FDA filing of Promacta, a new oral treatment for short-term idiopathic thrombocytopaenic purpura, to be submitted shortly

- Synflorix, a paediatric conjugate vaccine designed to provide protection against pneumococcal disease and otitis media linked to non-typeable Haemophilus influenzae (NTHi) remains on track to file with European and International regulatory authorities before year-end


Moncef Slaoui, Chairman Research and Development, GlaxoSmithKline said: "GSK continues to make good progress with its pipeline and today we have set out our vision in the area of neuroscience. Alongside vaccines, oncology and biopharmaceuticals, this is a key area for additional R&D investment and future growth for GSK.



"Diseases such as schizophrenia, Alzheimer's and Parkinson's disease present a chronic and ever expanding burden to patients, care givers and healthcare systems across the world. Every 72 seconds, a person is diagnosed with Alzheimer's disease. The urgency to provide medical solutions for this and other neurological diseases has never been greater," Slaoui said.



GSK will be increasing its focus in neurosciences with a significant investment in China. GSK is building a fully integrated, end-to-end R&D center that will employ more than 1,000 staff by 2010. China's growing talent pool of scientific expertise is leading to the rapid development of excellence in life sciences in general and neuroscience in particular. GSK's R&D expansion in China will build on ongoing work in neural stem cell research and natural product compound libraries, and will focus on neurodegeneration (Alzheimer's and Parkinson's disease) and neuroinflammation (MS).



Slaoui said: "Neuroscience is one of the most complex and challenging areas of research and development. At GSK, we are moving ever closer to delivering medicines that can alter the course of these debilitating neurological diseases and radically change the lives of patients."


                  ********************************************



GSK neuroscience portfolio has more than 25 compounds in clinical development and spans a wide variety of central nervous system (CNS) diseases. Many of these compounds have novel mechanisms of action, with the potential to offer significant benefits to patients.



GSK presented new data and development plans for several compounds during the seminar, including:



773812 - A potential major new treatment for schizophrenia:

Schizophrenia is a chronic psychiatric disorder. People with the disease often suffer terrifying symptoms such as delusions, hallucinations, and jumbled or illogical thoughts.



773812 is from the atypical antipsychotic class of medicines, and has the potential to become a major new treatment. Current atypical antipsychotic medicines work by blocking receptors for a variety of neurotransmitters in the brain. However, they have variable receptor binding affinity resulting in different efficacy and safety profiles. GSK has developed '812 as a compound with selectivity towards those receptors that are associated with efficacy, such as the dopamine D2 and serotonin 5HT2 receptors, whilst having minimal activity on receptors believed to be responsible for side-effects, such as dopamine D1, histamine H1, muscarinic M1, alpha and beta adrenergic receptors. This profile has the potential to deliver efficacy similar to the present antipsychotics without troublesome tolerability problems such as sedation, metabolic disturbance, impaired cognition and orthostatic hypotension.



Two studies to assess the efficacy and safety of '812 compared to placebo and olanzapine, a commonly used atypical antipsychotic, in patients with acute schizophrenia have been completed. In these studies, '812 produced a statistically significant improvement in patients compared to placebo (p<0.05), as measured by the Positive and Negative Symptom Scale (PANSS).



Compound '812 was generally well tolerated. In particular, '812 was not associated in either study with metabolic-related effects, such as weight gain and blood lipid increases, which are common side effects of antipsychotic treatments. In one study, patients receiving 60 mg daily of '812 experienced a decrease of 1.0kg in body weight, which was a statistically significant change compared to patients receiving placebo or olanzapine, whose body weight increased by 0.9kg and 2.2kg respectively. In addition, patients receiving '812 did not show an increase in triglycerides or cholesterol levels.



The development programme for '812 continues with phase IIb trials, which are expected to demonstrate benefits versus two commonly used treatments for schizophrenia. These trials are expected to start in 2008.



742457 - A novel treatment to delay the symptoms of Alzheimer's disease:

Alzheimer's disease is a devastating neurological condition, with significant consequences on the quality of life for sufferers and their care givers. GSK has a broad programme of research ongoing in Alzheimer's disease, including 742457, a novel treatment that selectively targets the 5HT6 receptors concentrated within the brain. These receptors are associated with learning and memory. Currently available treatments, such as cholinesterase inhibitors, are not brain specific and alter the cholinergic system throughout the body leading to possible side effects, particularly gastrointestinal side effects.



Results from a phase II placebo-controlled dose-ranging study in 371 patients demonstrated that over a 24-week treatment period, patients receiving 35mg doses of '457 showed statistically significant improvements in global function compared to placebo as measured by the CIBIC+. The CIBIC+ is a clinician-rated scale which assesses global improvement, including input from patients' care givers. All doses of '457 appeared generally well tolerated, with a low overall incidence of adverse events.



Another phase II trial comparing 15-35mg of '457, and 5-10mg of donepezil, a commonly used cholinesterase inhibitor, to placebo demonstrated that over a 24-week treatment period, patients receiving '457 had similar improvements in global function and cognitive function compared to patients receiving donepezil.



These data demonstrate the potential of '457 for use in the treatment of Alzheimer's disease. Two large phase II trials investigating the potential of ' 457 as monotherapy and as adjunctive therapy in patients with mild-to-moderate Alzheimer's disease are expected to start next year.



Also for the treatment of Alzheimer's disease, initial results from the ongoing phase III development programme for rosiglitazone XR are anticipated in 2009. Rosiglitazone XR is being studied as monotherapy, compared with donepezil and placebo. Two additional phase III studies with rosiglitazone XR as an adjunct therapy are ongoing.



1838262 - Potential new treatment for RLS, neuropathic pain and migraine:

Neuropathic pain is caused by nerve injury resulting from conditions such as shingles and diabetes. Gabapentin is one of the most widely used treatments for neuropathic pain; however it is only effective in some patients. GSK, in collaboration with XenoPort, is developing a new chemical entity, 1838262 (XP13512), which utilises a novel transport mechanism to enable '262 to be efficiently absorbed into the body where it is converted to gabapentin. The improved drug exposure provided by '262 offers the potential for improved treatment of neuropathic pain and possibly other neurological disorders.


GSK and XenoPort are developing '262 for a number of different indications. The most advanced of these is for the treatment of restless legs syndrome (RLS). GSK expects to file '262 for use in this indication with the FDA in the third quarter of 2008.



As a result of published studies demonstrating that gabapentin has potential benefit in the prophylactic treatment of migraine attacks and chronic daily headaches, together with the favourable tolerability profile seen with '262, GSK plans to initiate a phase III clinical development programme to study the use of '262 for migraine prophylaxis during 2008.



Preliminary data assessing '262 for treatment of neuropathic pain were also presented at the seminar that showed a significant reduction (p=0.032) in the pain score of patients receiving '262 compared to placebo. Development in this indication will continue with further phase II studies scheduled to commence in the first quarter of 2008 assessing use of '262 for the treatment of post-herpetic neuralgia and painful diabetic neuropathy.



Ofatamumab & firategrast - Promising compounds for the treatment of MS:

Few treatments exist for MS, a chronic and debilitating neurological disease, which means there is a significant medical need for more effective and more convenient treatments.



Ofatumumab (HuMax-CD20), a promising monoclonal antibody, will move into phase II development early in 2008, exploring its potential in patients with relapsing-remitting MS. The programme, to be conducted in approximately 300 patients, will comprise two stages: an initial safety phase, followed by a larger placebo-controlled study/phase to evaluate efficacy. Scientific literature provides evidence supporting the role of B-cells in MS and the potential of antibody therapies that target and bind to CD20 antigens. This evidence, together with the unique binding of ofatumumab and its potential to cause no or a low immune response, could result in a significant new treatment option for patients.



A phase II study with firategrast, a dual alpha4 integrin antagonist (VLA4), in MS is ongoing in 13 countries. Comprising 350 patients, the study aims to provide proof-of-concept data supporting the potential for this treatment. Firategrast has the same proven mechanism of action as a leading MS treatment, natalizumab, but could offer a preferred oral formulation with a superior tolerability profile. Data from this study are anticipated in 2009.



Other pipeline news:

At the seminar today, GSK also provided an update on progress made this year on its overall pipeline. So far in 2007, the company has gained 8 key approvals, submitted 8 regulatory filings and started new phase III trials for 9 key assets:


Key Approvals                      Filings                              Phase III commenced

Altabax/Altargo (US & EU)          Avodart plus alpha blocker           1838262 (RLS)
                                   co-prescription (US & EU)

Arixtra ACS (EU)                   Cervarix (US)                        Belimumab (SLE)

Veramyst (US)                      Gepirone ER (US)                     Elesclomol (STA-4783) (melanoma)

Cervarix (EU)                      H5N1 (EU)                            MAGE-A3 therapeutic vaccine (NSCLC)

ReQuip XL (EU)                     Lunivia (EU)                         MenACWY-TT meningitis vaccine

Seretide TORCH (EU)                Volibris (EU)                        Ofatumumab (RA)

Tykerb (US)                        Requip XL (PD) (US)                  Promacta (hep c)

Wellbutrin XR (EU)                 Rotarix (US)                         Tykerb (H&N cancer)
                                                                        Tykerb + Pazopanib (IBC)


Before year-end, GSK will submit a regulatory filing to the FDA for Promacta, its first-in-class, oral platelet growth factor, for short-term treatment of patients with idiopathic thrombocytopaenic purpura, a condition which results in low blood platelet counts and bleeding from the small blood vessels. The company also confirmed that it expects to file the vaccine Synflorix with European and International regulatory authorities by the end of the year. The vaccine is designed to protect against pneumococcal disease and otitis media caused by non-typeable Haemophilus influenzae (NTHi). Otitis media is a major burden to health care systems and a leading cause of antibiotic prescriptions among children under five years in Europe.





Enquiries:

UK Media enquiries:                  Philip Thomson          (020) 8047 5502
                                     Claire Brough           (020) 8047 5502
                                     Alice Hunt              (020) 8047 5502
                                     Joss Mathieson          (020) 8047 5502

US Media enquiries:                  Nancy Pekarek           (215) 751 7709
                                     Mary Anne Rhyne         (919) 483 2839

European Analyst/Investor enquiries: David Mawdsley          (020) 8047 5564
                                     Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:      Frank Murdolo           (215) 751 7002
                                     Tom Curry               (215) 751 5419









SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 13, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc